RESTRICTED SHARE UNIT PLAN

Article 1 - DEFINED TERMS

1.1 In this Plan, the following words and phrases shall have the following meanings, namely:

"Account" means the account maintained by the Company for each Participant in connection with the operation of this Plan to which any RSUs in respect of a Participant will be granted under this Plan;

"Administrator" has the meaning ascribed thereto in Section 10.3;

"Applicable Withholding Taxes" has the meaning ascribed thereto in Section 12.3;

"Beneficiary" means an individual who is a dependent or legal relation of a Participant and, as of the date of the Participant's death, has been designated as the Participant's beneficiary in accordance with Section 9.2 and the laws applying to this Plan, or, where no one has been validly designated or the individual designated does not survive the Participant, the Participant's legal representative;

"Blackout Period" means a period during which there is a prohibition on trading in the Company's securities imposed by the Company on Insiders, Employees and non-arm's length Consultants;

"Board" means the board of Directors of the Company or, if the Board so elects, a committee of Directors (which may consist of only one Director) appointed by the Board;

"Business Day" means a day on which there is trading on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange, such other stock exchange on which the Shares are then listed and posted for trading) and, if none, a day that is not a Saturday or Sunday or a statutory holiday in British Columbia;

"Change of Control" means, in respect of the Company:

(i) if, as a result of or in connection with the election of Directors, the people who were Directors (or who were entitled under a contractual arrangement to be Directors) before the election cease to constitute a majority of the Board, unless the Directors have been nominated by management or approved of by a majority of the previously serving Directors;

(ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly owned Subsidiary or in connection with a reorganization of the Company) or any one or more directors thereof "beneficially owns" (as defined in the Business Corporations Act (British Columbia)), directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

(iii) the sale, assignment, lease or other transfer or disposition of all or substantially all of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly owned Subsidiary or in connection with a reorganization of the Company); or

(iv) the occurrence of a transaction requiring approval of any of the Company's securityholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company's voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly owned Subsidiary or a reorganization of the Company). For purposes of this definition of "Change of Control", the terms jointly or in concert, beneficial ownership and voting securities will have the respective meanings given to those terms in National Instrument 62-104 - Take-Over Bids and Issuer Bids ("NI 62-104"), and the number of securities outstanding will be determined in accordance with NI 62-104, provided that, notwithstanding any other provision of this Plan, for U.S. Taxpayers, "Change of Control" as defined herein shall be ascribed the meaning of a "change in control event" as defined in Treas. Reg. §1.409A-3(i)(5)(i);

"Company" means EMX Royalty Corporation and includes any successor corporation thereof;

"Constructive Dismissal" means constructive dismissal as determined by the common law and, without restricting or expanding on the foregoing, generally means or involves a material change, as determined on a case by case basis after the occurrence of a Change of Control and having regard for, among other things, the duties and responsibilities of, and compensation payable to, the Participant both prior and subsequent to the Change of Control, in the terms or conditions (or both) of the Participant's employment by the Company (or a Subsidiary, as applicable) which is adverse to the Participant's interests and is not agreed to by the Participant, and in the case of a U.S. Taxpayer, which results in a material adverse change to the Participant and where such adverse change is not corrected within thirty (30) days following Participant's notice to the Company of the events believed to constitute Constructive Dismissal;

"Consultant" means an individual (other than a Director, Officer or Employee) who (or a corporation or partnership (a "Consultant Company") of which the individual is an employee, shareholder or partner which):

(v) is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or a Subsidiary, other than in relation to a distribution of the Company's securities;

(vi) provides the services under a written contract between the Consultant or Consultant Company and the Company or Subsidiary; and

(vii) in the Board's reasonable opinion, spends or will spend a significant amount of time and attention on the business and affairs of the Company or a Subsidiary;

"Director" means a director of the Company or any of its Subsidiaries;

"Disability" means a physical injury or mental incapacity of a nature which the Board determines prevents or would prevent the Participant from satisfactorily performing the substantial and material duties of his or her position with the Company;

"Disinterested Shareholder" means a Shareholder that is not an Insider, Participant or Eligible Person, as the case may be, nor an associate or an affiliate (as defined in Policy 1.1 - Interpretation of the Exchange) of an Insider, Participant or Eligible Person, as the case may be;

"Eligible Person" means a Director, Officer, Employee, Consultant or a corporation, other than a Consultant Company, where such corporation's sole shareholder is a Director, Officer or Employee;

"Employee" means:

(i) an individual who is considered an employee of the Company or of one of its Subsidiaries under the Tax Act and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(ii) an individual who works full-time for the Company or one of its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company or one of its Subsidiaries over the details and methods of work as an employee of the Company or of its Subsidiaries, as the case may be, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or one of its Subsidiaries on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Company or one of its Subsidiaries over the details and methods of work as an employee of the Company or a Subsidiary, as the case may be, but for whom income tax deductions are not made at source;

"Employer" means, in respect to a Participant who is an Officer or Employee, the entity that employs the Participant (or that employed the Participant immediately prior to his or her Termination Date) and, in respect of a Participant who is a Consultant, the entity with which the Consultant has or had a written consulting agreement and, in each case, the Employer may be the Company or a Subsidiary;

"Exchange" means the TSX Venture Exchange;

"Exchange Policy" means Policy 4.4 - Security Based Compensation of the Exchange.

"Expiry Date" means the date specified in the applicable Grant Agreement as the date on which an RSU will be terminated and cancelled or, if no such date is specified in the Grant Agreement, December 31 of the third calendar year following the end of the applicable Service Year;

"Fair Market Value of a Share" means

(i) where the Shares are not listed on the Exchange or another marketplace, the fair market value of a Share on that day determined by the Board in good faith; and

(ii) where the Shares are listed on the Exchange or another marketplace, the higher of (a) the volume weighted average trading price of the Shares on such Exchange or other marketplace for the five trading days immediately preceding that day and (b) the Market Price as of that day;

"Foreign Private Issuer" has the meaning set forth in Rule 3b-4 under the U.S. Exchange Act;

"Grant Agreement" means the restricted share unit agreement between the Company and the applicable Participant, in substantially the form attached hereto as Schedule "A", together with such schedules, amendments, deletions or changes thereto as are permitted under this Plan, under which an RSU is granted;

"Grant Date" means the date upon which an RSU is granted to a Participant pursuant to the terms of this Plan;

"Insider" means:

(i) a Director or an Officer;

(ii) a Person that has beneficial ownership of, or control or direction over, directly or indirectly, more than 10% of the Shares;

(iii) a Person that has a combination of beneficial ownership of, and control or direction over, directly or indirectly, more than 10% of the Shares; or

(iv) the Company if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security;

"Investor Relations Services Provider" means any Consultant that performs Investor Relations Activities (as defined in Policy 1.1 - Interpretation of the Exchange) and any Eligible Person whose role and duties primarily consist of Investor Relations Activities;

"Market Price" means the last closing price of the Shares on the day immediately preceding that day;

"NEX" means the board on which former Exchange and Toronto Stock Exchange issuers that do not meet Exchange continued listing requirements for Tier 2 Issuers may continue to trade;

"Officer" means the chair or any vice-chair of the Board, the chief executive officer, chief financial officer, chief operating officer, president, vice-president, secretary, assistant secretary, treasurer or assistant treasurer of the Company or any of its Subsidiaries or an individual designated as an officer by a resolution of the Board or the constating documents of the Company;

"Participant" means an Eligible Person that is granted or holds an RSU pursuant to this Plan;

"Participant Information" has the meaning ascribed thereto in Section 10.6;

"Payout Multiplier" means the payout multiplier determined by the Board in accordance with Section 5.4;

"Performance Criteria" means such corporate and personal performance criteria as may be determined by the Board in respect of the grant of RSUs to any Participant and determination of the Payout Multiplier, which criteria may be applied to either the Company and its Subsidiaries as a whole or to the Company or a Subsidiary individually or in any combination, and measured either in total, incrementally or cumulatively over a Service Year or such other performance period as may be specified by the Board in its sole discretion, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group;

"Person" means an individual or a corporation, incorporated association or organization, body corporate, partnership, trust, fund, association and any other entity other than an individual;

"Plan" means this restricted share unit plan, as amended from time to time;

"Promoter" means a promoter as defined in the Securities Act;

"RSU" means a restricted share unit granted to a Participant by the Company pursuant to Article 3, and representing a right as compensation for employment or consulting services or services as a Director or Officer, to receive, for no additional cash consideration, Shares upon specified vesting criteria being satisfied and may provide that, upon vesting, the award may be paid in cash and/or Shares, which is subject to the terms of this Plan;

"RSU Payment Date" has the meaning ascribed thereto in Section 5.3(a);

"Securities Act" means the Securities Act (British Columbia);

"Securities Laws" means the Securities Act, together with the regulations and rules under the Securities Act, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Company;

"Security Based Compensation" includes any Deferred Share Unit, Performance Share Unit, Stock Option, Securities for Services, Stock Appreciation Right, Stock Purchase Plan (as those terms are each defined in the Exchange Policy), RSU, any security purchase from treasury by an Eligible Person which is financially assisted by the Company by any means whatsoever, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Company from treasury to an Eligible Person, subject to certain exclusions under the Exchange Policy;

"Security Based Compensation Plan" includes any compensation or incentive mechanism involving the issuance of Security Based Compensation or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury;

"Service Year" means a calendar year in which a Participant is providing services to the Company or any of its Subsidiaries in his or her capacity as a Consultant, Officer, Director or Employee of the Company or a Subsidiary;

"Share" means a common share in the capital of the Company;

"Shareholder" means a holder of Shares;

"Subsidiary" means a corporation or other entity that the Company controls;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time;

"Tax Code" means the United States Internal Revenue Code of 1986, as amended;

"Termination Date" means the effective date that a Participant has ceased or will cease providing services to the Company, as determined by the Board in its sole discretion;

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"U.S. Taxpayer" means an Eligible Person in respect of whom the grant, vesting, settlement, redemption, payment or disposition of an RSU is subject to income taxation by the United States of America;

"Vested RSU" means any RSU which has vested in accordance with the terms of this Plan and the terms of any applicable Grant Agreement; and

"Vesting Date" means, in respect of any RSU, the date on which the RSU becomes a Vested RSU, which shall be at least one year following the Grant Date, subject to accelerated vesting in accordance with this Plan and the Exchange Policy.

1.2 As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa.

1.3 The headings of the articles, sections and clauses are inserted herein for convenience of reference only and shall not affect the meaning of construction thereof.

1.4 Unless otherwise specified, time periods wherein or following which any payment (whether in cash or Shares) is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day if the last day of the period is not a Business Day. If an action is required to be taken or a payment (whether in cash or Shares) is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made on the immediately preceding Business Day.

Article 2 - PURPOSE OF THIS PLAN

2.1 The purpose of this Plan is to:

(a) promote profitability and enhance the long term value of the Company;

(b) retain and attract key Directors, Officers, Employees and Consultants;

(c) align the interests of the Participants with the interests of Shareholders;

(d) recognize the contribution of Participants in this Plan to the growth of the Company; and

(e) provide a longer term incentive element in an overall compensation package which is competitive with the Company's peer group.

Article 3 - GRANT OF RESTRICTED SHARE UNITS

3.1 The Company may, from time to time, grant RSUs to an Eligible Person in such numbers, at such times and on such terms and conditions, consistent with this Plan, as the Board may in its sole discretion determine; however, no RSUs will be granted after December 15 of a given calendar year and no RSUs may vest before the date that is one year following the Grant Date, subject to accelerated vesting in accordance with this Plan and the Exchange Policy. For greater clarity, the Board shall, in its sole discretion, determine any and all conditions to the vesting of any RSUs granted to an Eligible Person, which vesting conditions may be based on either or both of:

(a) the Participant's continued service to the Company or a Subsidiary; or

(b) such other terms and conditions including, without limitation, Performance Criteria, as the Board may determine in accordance with Section 3.2.

No such vesting condition for an RSU granted to an Eligible Person shall extend beyond December 15 of the third calendar year following the Service Year in respect of which the RSUs were granted and all vesting conditions for an RSU granted to an Eligible Person shall be such that the RSU complies at all times with the exception in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act. RSUs granted to U.S. Taxpayers shall contain such terms as required to (i) make such RSUs exempt from Section 409A of the Tax Code pursuant to the short term deferral exemption under Treas. Reg. Section 1.409A-1(b)(4) or other applicable exemption; or (ii) comply with Section 409A of the Tax Code.

3.2 Subject to the terms of this Plan, the Board may determine other terms or conditions of any RSUs and shall specify the material terms thereof in the applicable Grant Agreement. Without limiting the generality of the foregoing, such additional terms and conditions may relate to:

(a) the Fair Market Value of a Share on the Grant Date;

(b) the achievement of Performance Criteria;

(c) any other terms and conditions the Board may in its discretion determine with respect to vesting or the acceleration of vesting; and

(d) the Vesting Date.

The conditions may relate to all or a portion of the RSUs in a Grant Agreement and may be graduated such that different percentages of the RSUs in a Grant Agreement will become vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date, waive any such term or condition or determine that it has been satisfied subject to applicable law. For greater clarity, no term or condition imposed under a Grant Agreement shall have the effect of causing settlement and payout of an RSU to occur after December 31 of the third calendar year following the Service Year in respect of which such RSU was granted.

3.3 No certificates shall be issued with respect to RSUs.  All RSUs will be represented by Grant Agreements.

3.4 The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of this Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

3.5 The Company shall maintain in its books an Account for each Participant recording at all times the number of RSUs standing to the credit of such Participant. RSUs that fail to vest in a Participant pursuant to the provisions of this Plan, or that are paid out to the Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Account as of the date on which such RSUs are settled, cancelled, terminated, surrendered, forfeited or expired under this Plan, as the case may be.

3.6 No Investor Relations Service Provider of the Company may be granted RSUs or become an Eligible Person under this Plan.

3.7 The Company and the Participant are responsible for ensuring and confirming, for RSUs granted to Employees and Consultants, that the Participant is a bona fide Employee or Consultant, as applicable.

Article 4 - SHARES SUBJECT TO THIS PLAN

4.1 This Section 4.1 applies to any Shares that may be acquired by Participants on any RSU Payment Date pursuant to Section 5.3(b). Subject to adjustment for any subdivision, consolidation or distribution of Shares as contemplated by, and in accordance with, Article 8:

(a) A total of 3,200,000 Shares are reserved for issuance pursuant to RSUs which may be granted under this Plan.

(b) The aggregate number of Shares that are issuable pursuant to this Plan, together with any other Security Based Compensation Plans, is equal to up to a maximum of 10% of the Shares outstanding at the Grant Date (or issuance of any other Security Based Compensation under any other Security Based Compensation Plans) unless the approval of the Disinterested Shareholders is obtained.

(c) All RSUs granted under this Plan, together with all of the Company's other Security Based Compensation, shall not result in:

(i) the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued to Insiders (as a group) exceeding 10% of the Shares outstanding at any point in time; or

(ii) the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to Insiders (as a group) exceeding 10% of the Shares outstanding, calculated as at the date any Security Based Compensation is granted or issued to any Insider, unless the Company has obtained the approval of the Disinterested Shareholders.

(d) The aggregate number of Shares issuable to any Participant pursuant to all RSUs granted under this Plan, together with any other Security Based Compensation, shall not, within a 12 month period, exceed 5% of the issued and outstanding Shares, calculated as at the date any Security Based Compensation is granted or issued to the Participant, unless the Company has obtained approval from the Disinterested Shareholders.

(e) The aggregate number of Shares issuable to any Consultant pursuant to all RSUs granted under this Plan, together with any other Security Based Compensation, shall not, within a 12 month period, exceed 2% of the issued and outstanding Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant.

4.2 Section 4.1 and the Company's or any Employer's right to elect under Section 5.3(b) to satisfy RSUs by the issuance of Shares will be effective only upon receipt of all necessary Shareholder approvals of this Plan, as amended from time to time, as required by the rules, regulations and policies of the Exchange and any other stock exchange on which Shares are listed or traded.

4.3 Any RSUs granted under this Plan that have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being settled, and pursuant to which no Shares have been issued, shall continue to be issuable under this Plan.

4.4 If any rights to acquire Shares granted under any other Security Based Compensation shall be cancelled, terminated, surrendered, forfeited or expire for any reason without having been settled, any unpurchased Shares to which such security relates shall become available for the purposes of granting further RSUs under this Plan.

4.5 No RSUs shall be granted if the Shares are listed on the NEX or the Company has been given notice that its listing will or might be transferred to NEX.

Article 5 - VESTING AND PAYOUT OF RESTRICTED UNITS

5.1 Except as otherwise provided herein, the number of RSUs subject to each grant, the Grant Date, the Vesting Date(s) and the Expiry Date of each RSU and other terms and conditions relating to each such RSU shall be determined by the Board and set out in the Grant Agreement.

5.2 The Board may, in its discretion, subsequent to the time of granting RSUs and in the event of the death of a Participant or the Participant ceasing to be an Eligible Person in connection with a Change of Control or similar transaction, permit the vesting of all or any portion of unvested RSUs then outstanding and granted to the Participant under this Plan, in which event all such unvested RSUs then outstanding and granted to the Participant shall be deemed to be immediately vested.

5.3 (a) Subject to Section 5.3(b), on a date (the "RSU Payment Date") to be selected by the Board following the date an RSU has become a Vested RSU, which date shall not, in any event, extend beyond December 15th of the third year following the Service Year in respect of which such RSU was granted and, for U.S. Taxpayers, shall not extend beyond March 15th of the calendar year immediately following the calendar year in which the RSU vests, the Employer shall make to a Participant a cash payment equal to the product of the number of Vested RSUs recorded in the Participant's Account multiplied by the Fair Market Value of a Share on the RSU Payment Date, less Applicable Withholding Taxes.

(b) Subject to Section 5.3(c), Section 5.3(d) and the receipt of all necessary Shareholder approvals as required under the rules, regulations and policies of the Exchange and any other stock exchange on which Shares are listed or traded, the Employer may, in lieu of the cash payment contemplated in Section 5.3(a) above, on the RSU Payment Date, elect to either issue or cause to be issued to the Participant, the number of whole Shares that is equal to the number of whole Vested RSUs recorded in the Participant's Account on the RSU Payment Date (subject to satisfaction of Applicable Withholding Tax requirements).

(c) Notwithstanding any other provision of this Plan, all amounts payable to, or in respect of, a Participant under this Section 5.3, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered on or before December 31 of the third calendar year following the Service Year in respect of which the particular RSU was granted and, for U.S. Taxpayers, on or before March 15th of the calendar year immediately following the calendar year in which such RSUs vested.

(d) Upon payment of any amount pursuant to this Section 5.3 in cash or Shares, as the case may be, the particular RSUs in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or cash or otherwise) shall be made in relation to such RSUs.

5.4 If applicable, prior to any RSU Payment Date, to the extent that the performance determination has not yet been made, the Board shall assess the performance of the Company for the applicable period. The individual measures considered by the Board in assessing the Performance Criteria, including the comparative weighting of such measures, shall be determined by the Board in its sole discretion having regard to the principal purposes of this Plan and, upon the assessment of the Performance Criteria, the Board shall determine the Company's ranking and the applicable Payout Multiplier (which can be any amount as low as 0.0 or above 1.0) in respect of this ranking.

5.5 Immediately prior to each RSU Payment Date, the notional number of Vested RSUs shall be adjusted by multiplying such number by the Payout Multiplier applicable to such RSUs.

5.6 If the Company does not have a sufficient number of Shares available under this Plan to satisfy its obligations in respect of any adjustments under the Payout Multiplier, any Participant entitled to adjustments under the Payout Multiplier shall receive cash in lieu of such an adjustment to their respective RSUs.

5.7 All Shares issued upon the exercise of an RSU granted to any Insider (or Person who will become an Insider following the Grant Date), Consultant, Promoter or any Person who has elected or appointed or has the right to elect or appoint one or more Directors or Officers shall be subject to a four month hold period commencing at the time the RSU was granted and, in accordance with the Exchange's policies, the Grant Agreement and any certificates representing Shares issued before such four month period expires shall be endorsed with the Exchange's prescribed "Exchange Hold Period" legend, substantially in the form as set out in the Grant Agreement attached hereto as Schedule A.

5.8 If the Expiry Date for an RSU falls within any Blackout Period (the "Restricted RSUs"), then the Expiry Date of such Restricted RSUs shall, without any further action, be extended to the date that is 10 Business Days following the end of such Blackout Period (or in the case of a U.S. Taxpayer, at the earliest date at which the Company reasonably anticipates that settlement would not cause a violation under U.S. federal securities laws); provided that no Expiry Date shall extend beyond, and no settlement shall be made on, a date that is later than December 31 of the third calendar year following the Service Year in respect of which the RSU was granted.  The following requirements are applicable to any extension of the Expiry Date for any RSUs as a result of a Blackout Period: (i) the Blackout Period must be formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of an undisclosed material fact or material change (as defined under the Securities Laws). In the absence of the Company formally imposing a Blackout Period, the Expiry Date for an RSU  will not be automatically extended; (ii) the Blackout Period will be terminated following the general disclosure of the undisclosed material fact or material change; (iii) the automatic extension of affected RSUs will not be permitted where the relevant Participant or the Company is subject to a cease trade order (or similar order under the Securities Laws) in respect of the Company's securities; and (iv) any automatic extension shall be available to all Participants under this Plan under the same terms and conditions.

Article 6 - DIVIDEND EQUIVALENTS

6.1 On any date on which a cash dividend is paid on Shares, a Participant's Account will be credited with the number of RSUs (including fractional RSUs, computed to three digits and rounded to two digits) calculated by:

(a) multiplying the amount of the dividend per Share by the aggregate number of RSUs that were credited to the Participant's Account as of the record date for payment of the dividend, and

(b) dividing the amount obtained in (a) above by the Fair Market Value of a Share on the date on which the dividend is paid.

6.2 If the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of RSUs in a Participant's Account may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.3 Any RSUs issued pursuant to Sections 6.1 and 6.2 shall vest on the same terms and be subject to the same Performance Criteria as the RSUs credited to a Participant's Account as of the record date for payment of the dividend. If a Participant's Account contains RSUs vesting on different terms or subject to different Performance Criteria, or both, then any RSUs issued pursuant to Sections 6.1 and 6.2 shall be allocated proportionately to such different groups of RSUs.

6.4 No RSUs shall be issued pursuant to Sections 6.1 and 6.2 where such RSUs would result in the violation of any limits imposed under this Plan, including those limits set under Section 4.1. If the Company does not have a sufficient number of Shares available under this Plan to issue RSUs pursuant to Sections 6.1 and 6.2, any Participants entitled to a credit to their Account under such section shall receive cash in lieu thereof.

Article 7 - TERMINATION AND CHANGE OF CONTROL

7.1 Notwithstanding the provisions of Article 5 and subject to the remaining provisions of this Article 7, any other provision in the Grant Agreement and to any resolution passed by the Board, any RSUs granted to a Participant which have not become Vested RSUs prior to the Participant's Termination Date shall terminate and become null and void as of the Participant's Termination Date.

7.2 Except with respect to U.S. Taxpayers, when the Participant's Termination Date occurs as a result of the Participant's Disability or death, any RSUs standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for 12 months after the Participant's Termination Date and any RSUs which have not become Vested RSUs on or before the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such first anniversary.

7.3 With respect to U.S. Taxpayers, when the Participant's Termination Date occurs as a result of the Participant's Disability or death, any RSUs standing to the credit of such Participant with respect to which vesting depends on (i) the future achievement of Performance Criteria, shall continue to vest (and be paid out) in the normal course for 12 months after the Participant's Termination Date and, subject to (ii) below, any such RSUs which have not become Vested RSUs on or before the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such first anniversary, and (iii) continued service (without being subject to Performance Criteria) which would have become vested on or before the first anniversary of the Participant's Termination Date if the Participant had continued its service to the Company, shall become immediately vested and will be paid out on or before March 15th of the year immediately following the calendar year in which the Participant's Termination Date occurred.

7.4 In the event of a Change of Control or a determination by the Board that a Change of Control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any RSUs, including, without limitation: (i) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Change of Control becoming effective will provide each Participant with new or replacement or amended RSUs which will continue to vest and be exercisable following the Change of Control on similar terms and conditions as provided in this Plan; (ii) causing all or a portion of the outstanding RSUs to become Vested RSUs prior to the Change of Control; or (iii) any combination of the above, and with respect to U.S. Taxpayers, any such actions will be undertaken in a manner that complies with Section 409A of the Tax Code, to the extent it is applicable.

7.5 Provided that payments have not been made in respect of a Participant's RSUs in accordance with Section 5.3, if the employment of a Participant is terminated by the Company (or a Subsidiary, as applicable) or by the Participant as a result of Constructive Dismissal, either of which within 6 months following a Change of Control, subject to the provisions of any applicable Grant Agreement, all RSUs granted to the Participant and then outstanding shall (whether otherwise vested or not at such time) become Vested RSUs at the time of such termination and each Participant shall be entitled to payouts in accordance with Article 5.

Article 8 - APPROVALS, AMENDMENT AND TERMINATION

8.1 This Plan, any amendment to increase the number of Shares under this Plan and any material amendment to the terms of this Plan (other than "housekeeping" changes or amendments made to make this Plan comply with the Exchange Policy) shall become effective upon the later of its acceptance for filing by the Exchange and its approval by Shareholders and, if applicable, Disinterested Shareholders. RSUs may be granted, but not settled, prior to the receipt of such acceptance and approval.

8.2 Subject to this Article 8, this Plan may be amended at any time by the Board in whole or in part, but no amendment shall be made which would cause this Plan, or any RSUs granted under this Plan, to cease to comply with paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act or any successor provision thereto or cause any outstanding RSUs, or any future grants of RSUs under this Plan, to become subject to adverse tax consequences under Section 409A of the Tax Code.

8.3 Upon termination of this Plan, all unvested RSUs shall, subject to a resolution of the Board to the contrary, remain outstanding and in effect and continue to vest and be paid out in accordance with the terms of this Plan existing at the time of its termination and the applicable Grant Agreement, but no further RSUs will be credited to any Participant's Account.

8.4 In the event of any subdivision, consolidation, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company's assets to Shareholders of the Company (other than the payment of ordinary course cash or stock dividends in respect of the Shares), the number of Shares subject to this Plan and all RSUs then outstanding under this Plan shall be adjusted in such manner, if any, as the Company may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under this Plan. Adjustments under this Section 8.4 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive, subject to the approval of the Exchange, as required. All fractional RSUs shall be rounded down to the next whole number.

8.5 No adjustments shall be made to the Account of a Participant pursuant to Section 8.4 where such adjustment would result in the violation of any limits imposed under this Plan, including those limits set under Section 4.1. If the Company does not have a sufficient number of Shares available under this Plan to make an adjustment pursuant to Section 8.4, any Participant's entitled to an adjustment to their Account under such section shall receive cash in lieu thereof.

8.6 Subject to the policies, rules and regulations of any lawful authority having jurisdiction over the Company (including the Exchange and any other exchange on which the Shares are then listed and posted for trading), the Board may at any time, without further action by, or approval of, the holders of Shares, amend this Plan or any RSU granted under this Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a) ensure that RSUs granted under this Plan will comply with any provisions respecting RSUs or other Security Based Compensation in the Tax Act, the Tax Code or other laws in force in any country or jurisdiction of which a Participant to whom an RSU has been granted may from time to time perform services or be resident;

(b) make amendments of a procedural or "housekeeping" nature or to clarify existing provisions of this Plan that do not have the effect of altering the scope, nature and intent of such provisions;

(c) change the termination provisions of an RSU granted under this Plan which does not entail an extension of the Expiry Date of the RSU beyond the original Expiry Date of the RSU and, with respect to RSUs of U.S. Taxpayers, does not result in adverse tax consequences under Section 409A of the Tax Code; or

(d)  suspend or terminate this Plan.

Any such amendments shall, if made, become effective on the date selected by the Board. The Board may not, however, without the consent of the Participants, or as otherwise required by law, alter or impair any of the rights or obligations under any RSUs theretofore granted.

8.7 Notwithstanding Section 8.6, approval of the Shareholders will be required in order to:

(a) increase the maximum number of Shares reserved for issuance under this Plan and all other Security Based Compensation Plans;

(b) amend the determination of Fair Market Value of a Share under this Plan in respect of any RSU;

(c) extend the Expiry Date of any RSU;

(d) increase any limit on grants of RSUs to any one Participant or group of Participants (such as Insiders);

(e) increase the circumstances under which RSUs may be assigned or transferred as permitted by Section 9.1 hereof;

(f) amend the class of Eligible Persons;

(g) amend the expiry and termination provisions applicable to RSUs;

(h) amend any method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to a Participant; or

(i) amend this Section 8.7.

8.8 The existence of any RSUs shall not affect in any way the right or power of the Company or its Shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, or to create or issue any bonds, debentures, Shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.9 Notwithstanding the provisions of this Article 8, should changes be required to this Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which this Plan or the Company now is or hereafter becomes subject, such changes shall be made to this Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, this Plan, as amended, shall be filed with the records of the Company and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

Article 9 - NO TRANSFER OR ASSIGNMENT OF PARTICIPANTS' RIGHTS

9.1 RSUs are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetency, and no right or interest of any Participant under this Plan or to receive any payment (whether in cash or Shares) hereunder shall be liable for or subject to any obligation or liability of such Participant.

9.2 Subject to the requirements of applicable law, a Participant may designate in writing an individual who is a dependent or relation of the Participant as a Beneficiary to receive any benefits that are payable under this Plan upon the death of such Participant. The Participant may, subject to applicable laws, alter or revise such designation from time to time. The original designation or any change thereto shall be in the form as the Board may, from time to time, determine.

Article 10 - ADMINISTRATION

10.1 Nothing in this Plan shall be construed as giving any Participant the right to be retained in the employ of or as a Consultant to the Company or any of its Subsidiaries or any right to any payment whatsoever except to the extent of the benefits provided for by this Plan. The Company and its Subsidiaries expressly reserve the right to dismiss any Participant or terminate any Participant's status as a Consultant at any time without liability effect which such dismissal or termination might have upon him or her as a Participant other than as expressly provided for herein. No reasonable notice or payment in lieu thereof will extend the period of employment for purposes of this Plan.

10.2 This Plan shall be administered by the Board with the assistance of the compensation committee of the Board (the "Compensation Committee") or to one or more Officers as provided herein. The Board has the sole and complete authority, in its discretion, to:

(a) interpret this Plan and the Grant Agreements and prescribe, modify and rescind rules and regulations relating to this Plan and the Grant Agreements;

(b) correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of this Plan;

(c) exercise rights reserved to the Company under this Plan;

(d) determine whether and to the extent to which any Performance Criteria or other conditions applicable to the vesting of RSUs have been satisfied or shall be waived or modified;

(e) determine the Payout Multiplier in respect of a particular period;

(f) prescribe forms for notices to be prescribed by the Company under this Plan; and

(g) make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of this Plan.

The Board's determinations and actions under this Plan are final, conclusive and binding on the Company, the Participants, any Beneficiary and all other Persons. If the Company ceases to be a Foreign Private Issuer, the Board and the Compensation Committee shall administer this Plan such that grants under this Plan to Participants that are U.S. Taxpayers will be eligible for the exemption under Rule 16b-3 under the U.S. Exchange Act.

10.3 Notwithstanding Section 10.2, the Board may (other than with respect to Insiders), to the extent permitted by law and stock exchange listing requirements, and subject to regulatory approval, if any, delegate any of its administrative responsibilities under this Plan and powers related thereto to one or more Persons including, without limitation, an Officer (the "Administrator"), and all actions taken and decisions made by such Administrator in this regard shall be final, conclusive, and binding on all parties concerned, including but not limited to, the Company, the Participants, and any Beneficiary. Notwithstanding anything to the contrary contained herein, if the Company ceases to be a Foreign Private Issuer, the Board may not delegate authority under this Section 10.3 to the extent that such delegation would cause this Plan not to comply with the requirements of Rule 16b-3 under the U.S. Exchange Act, applicable corporate law or stock exchange listing rules.

10.4 The Board may require that a Participant provide certain representations, warranties, and certifications to the Company to satisfy the requirements of applicable laws, including, without limitation, exemptions from the registration requirements of the U.S. Exchange Act, and applicable United States state securities laws.

10.5 All expenses of administration of this Plan shall be borne by the Company as determined by the Board.

10.6 Each Participant shall provide the Company, the Board and the Administrator (either individually or all, as applicable) with all information (including "personal information" as defined in the Personal Information Protection and Electronic Documents Act (Canada) or any applicable provincial privacy legislation) they require in order to administer this Plan or to permit the Participant to participate in this Plan (the "Participant Information"). The Company, the Board, and the Administrator may from time to time transfer or provide access to the Participant Information to a third party service provider for purposes of the administration of this Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Company in connection with the operation and administration of this Plan and provided further that such service provider agrees to take appropriate measures to protect the Participant Information and not to use it for any purpose except to administer or operate this Plan. The Company may also transfer and provide access to Participant Information to its Subsidiaries for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. In addition, Participant Information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Company or its Subsidiaries, provided that such party is bound by appropriate agreements or obligations and required to use or disclose the Participant Information in a manner consistent with this Section 10.6. The Company shall not disclose Participant Information except as contemplated in this Section 10.6 or in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body or a self-regulatory body in which the Company participates in order to comply with applicable laws (including, without limitation, the rules, regulations and policies of the Exchange and any other stock exchange on which the Shares are then listed and posted for trading) or for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction over the Company to compel production of the information. By participating in this Plan, each Participant acknowledges that Participant Information may be so provided as set forth above and agrees and consents to its provision on the terms set forth herein.

Article 11 - LIABILITY

11.1 None of the Company, the Board, the Administrator or any Person acting on their direction or authority shall be liable for anything done or omitted to be done by such Person with respect to the price, time, quantity or other conditions and circumstances of the issuance or purchase of Shares under this Plan or with respect to any fluctuations in the price of the Shares or in any other connection under this Plan.

Article 12 - TAXES AND OTHER SOURCE DEDUCTIONS

12.1 The Company and its Subsidiaries shall not be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or settling of RSUs, amounts paid or granted to such Participant (or Beneficiary), or securities issued or transferred to such Participant (or Beneficiary) under this Plan.

12.2 It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

12.3 The Company and its Subsidiaries shall be authorized to deduct, withhold and remit from any amount paid or credited hereunder (whether in Shares or cash), or otherwise, such amount as may be necessary so as to ensure the Company and such Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary, as the case may be (the "Applicable Withholding Taxes"). If the event giving rise to the Applicable Withholding Taxes involves an issuance or delivery of Shares, the withholding may be satisfied in such manner as the Company determines, provided that such manner is also in compliance with the Exchange Policy.

Article 13 - NO SHAREHOLDER RIGHTS AND UNFUNDED PLAN

13.1 Under no circumstances shall RSUs be considered Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of the award of RSUs.

13.2 This Plan shall be unfunded and the Company will not secure its obligations under this Plan. To the extent any Participant or his or her Beneficiary holds any rights by virtue of a grant of RSUs under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

Article 14 - CURRENCY

14.1 All payments and benefits under this Plan shall be determined and paid in the lawful currency of Canada.

Article 15 - GOVERNING LAW

15.1 This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Dated: March 29, 2017

Last Amended: May 9, 2023

Schedule A

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (this "Agreement") is made the ● day of ●, 20● between ● (the "Participant") and EMX Royalty Corporation (the "Company") pursuant to the terms of the Restricted Share Unit Plan of the Company, as amended (the "Plan").

Any capitalized terms used herein that are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

In consideration of the grant, pursuant to this Plan, of ● restricted share units (the "RSUs") to the Participant (the receipt and sufficiency of which are hereby acknowledged) the Participant HEREBY AGREES AND CONFIRMS THAT:

1. The Participant has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2. The Participant accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the board of directors of the Company (the "Board") or any Person or committee to whom the Board may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3. In order for RSUs to vest, the Participant must satisfy the following Performance Criteria:

●

4. Subject to satisfying the foregoing Performance Criteria, if any, the application of the Payout Multiplier and provided that the Participant remains in continuous service through the applicable Vesting Dates set forth below, the RSUs shall vest and be settled in accordance with Section 5.3 of the Plan as follows:

Number of RSUs	Vesting Date	RSU Payment Date
●	●, 20●	●, 20●
●	●, 20●	●, 20●
●	●, 20●	●, 20●

5. Pursuant to the Exchange Policy, Shares issuable to any Insider (or Person who will become an Insider following the Grant Date), Consultant, Promoter or any Person who has elected or appointed or has the right to elect or appoint one or more Directors or Officers pursuant to this Agreement will be subject to the "Exchange Hold Period" and legended substantially as follows:

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED ON EXERCISE HEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [FOUR MONTHS AND ONE DAY FOLLOWING THE DATE OF THIS AGREEMENT].

There may also be restrictions imposed under securities legislation of Canada and the Participant's country of residence on the Participant's ability to sell any Shares acquired pursuant to the Plan. If there is any doubt about the applicable requirements, the Participant should obtain independent legal advice.

6. If the Participant is, or becomes, a resident of the United States of America, the Participant hereby represents and warrants to, and covenants with, the Company (and it shall be a condition of acquiring RSUs and Shares pursuant to the Plan and the Company may require the Participant to execute an instrument in a form acceptable to it confirming the following) that the Participant:

(a) will acquire any RSUs and Shares as an investment and not with a view to distribution;

(b) undertake not to offer or sell or otherwise dispose of the Shares unless the Shares are registered under the United States Securities Act of 1933, as amended, or an exemption from such registration is available;

(c) consent to the placing of a restrictive legend, substantially as follows:

"THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO EMX ROYALTY CORPORATION (THE "COMPANY") (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT ("REGULATION S") AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, IF AVAILABLE, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D), THE COMPANY WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS AGREEMENT MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

[for convertible securities, include:] "SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS SECURITY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

on any certificates respecting the Shares issued to the Participant should such a legend be necessary in order to comply with securities laws applicable to the Participant or the Company; and

(d) acknowledges that securities laws applicable to the Participant or the Company may require the Participant to hold any Shares issued to the Participant for a certain period prior to resale thereof.

7. The Participant acknowledges and consents to the Company:

(a) collecting the Participant's personal information for the purposes of this Agreement ("Personal Information");

(b) retaining the Personal Information for as long as permitted or required by applicable law or business practices; and

(c) providing to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC) or to give effect to this Agreement any personal information provided by you.

8. The Participant acknowledges that it has been notified by the Company:

(a) of the delivery of the Personal Information to all applicable securities regulatory authorities or regulators;

(b) that the Personal Information is being collected by the securities regulatory authority or regulator under the authority granted in Canadian securities legislation for the purposes of the administration and enforcement of applicable Canadian securities legislation; and

(c) of the contact information of the public official in each applicable Canadian jurisdiction who can answer questions about this indirect collection of Personal Information is set out in Exhibit 1 hereto.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein.

[Signature Page Follows]

EMX ROYALTY CORPORATION Per: __________________________________ Authorized Signatory	PARTICIPANT ______________________________________ Signature ●[Name]

Exhibit 1

Contact Information of Public Officials Regarding Indirect Collection of Personal Information

Alberta Securities Commission
Suite 600, 250 - 5th Street SW
Calgary, Alberta T2P 0R4
Telephone: 403-297-6454 Toll free in Canada: 1-877-355-0585
Facsimile: 403-297-2082
Public official contact regarding indirect collection of information:
FOIP Coordinator	British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Inquiries: 604-899-6854 Toll free in Canada: 1-800-373-6393
Facsimile: 604-899-6581
Email: FOI-privacy@bcsc.bc.ca
Public official contact regarding indirect collection of information:
FOI Inquiries

The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5
Telephone: 204-945-2561
Toll free in Manitoba 1-800-655-5244
Facsimile: 204-945-0330
Public official contact regarding indirect collection of information:
Director	Financial and Consumer Services Commission (New Brunswick)
85 Charlotte Street, Suite 300
Saint John, New Brunswick E2L 2J2
Telephone: 506-658-3060 Toll free in Canada: 1-866-933-2222
Facsimile: 506-658-3059
Email: info@fcnb.ca
Public official contact regarding indirect collection of information:
Chief Executive Officer and Privacy Officer

Government of Newfoundland and Labrador
Financial Services Regulation Division
P.O. Box 8700, Confederation Building
2nd Floor, West Block
Prince Philip Drive
St. John's, Newfoundland and Labrador A1B 4J6
Attention: Director of Securities
Telephone: 709-729-4189 Facsimile: 709-729-6187
Public official contact regarding indirect collection of information: Superintendent of Securities	Government of the Northwest Territories
Office of the Superintendent of Securities
P.O. Box 1320
Yellowknife, Northwest Territories X1A 2L9
Telephone: 867-767-9305 Facsimile: 867-873-0243
Public official contact regarding indirect collection of information: Superintendent of Securities

Nova Scotia Securities Commission
Suite 400, 5251 Duke Street
Duke Tower
P.O. Box 458
Halifax, Nova Scotia B3J 2P8
Telephone: 902-424-7768 Facsimile: 902-424-4625
Public official contact regarding indirect collection of information:
Executive Director	Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000, Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: 867-975-6590 Facsimile: 867-975-6594
Public official contact regarding indirect collection of information: Superintendent of Securities

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8
Telephone: 416-593- 8314 Toll free in Canada: 1-877-785-1555
Facsimile: 416-593-8122
Email: exemptmarketfilings@osc.gov.on.ca
Public official contact regarding indirect collection of information:
Inquiries Officer	Prince Edward Island Securities Office
95 Rochford Street, 4th Floor Shaw Building
P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: 902-368-4569 Facsimile: 902-368-5283
Public official contact regarding indirect collection of information: Superintendent of Securities

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: 514-395-0337 or 1-877-525-0337
Facsimile: 514-864-6381
Email: financementdessocietes@lautorite.qc.ca
Public official contact regarding indirect collection of information: Secrétaire générale	Financial and Consumer Affairs Authority of Saskatchewan
Suite 601 - 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 4H2
Telephone: 306-787-5842 Facsimile: 306-787-5899
Public official contact regarding indirect collection of information:
Director

Government of Yukon
Department of Community Services
Office of the Superintendent of Securities
307 Black Street
Whitehorse, Yukon Y1A 2N1
Telephone: 867-667-5466 Facsimile: 867-393-6251
Email: securities@gov.yk.ca
Public official contact regarding indirect collection of information:
Superintendent of Securities